Sub-Item 77Q-2 for ADX N-SAR:

Section 16(a) Beneficial Ownership Reporting Compliance

Mark E. Stoeckle, Chief Executive Officer and President for the registrant, inadvertently failed to file on a timely basis in February 2015 a Form 4 for the reporting of vested shares pursuant to the registrant's 2005 Equity Incentive Compensation Plan that were withheld to cover the corresponding tax liability. This transaction was subsequently reported one day late.